UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Stamps.com Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-26427	77-0454966
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1990 E. Grand Avenue, El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

Seth Weisberg, (310) 482-5800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Stamps.com Inc. ("Stamps.com") is being filed for calendar year 2013 in accordance with Rule 13p-1 ("Rule 13p-1") promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein.

Form SD defines conflict minerals as columbite-tantalite, cassiterite, wolframite and gold, and their derivatives which are currently limited to tin, tungsten and tantalum. Stamps.com has determined that we are subject to the Conflict Minerals Statutory Provision because the use of conflict minerals are necessary to the functionality or production of some of our products contracted to be manufactured, mainly scales. Stamps.com has determined after its reasonable country of origin inquiry, reasonably designed and conducted in good faith, that its conflict minerals did not originate in the Covered Countries.

As part of the reasonable country of origin inquiry, Stamps.com contacted its sole supplier of conflict minerals and requested information regarding the country of origin for the conflict minerals supplied to Stamps.com. In response to this inquiry, Stamps.com obtained an executed Certificate of Origin from its sole supplier of conflict minerals which certified that the conflict minerals either (i) did not originate in the Covered Countries or (ii) were derived from recycled or scrap sources.

Therefore, Stamps.com has determined that its conflict minerals did not originate in the Covered Countries.

A copy of Stamps.com’s Conflict Minerals Disclosure is publicly available at investor.stamps.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
STAMPS.COM INC.
June 2, 2014
/s/ Seth Weisberg
By:	Seth Weisberg
Chief Legal Officer and Secretary